SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 5 August, 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Bank of Ireland

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	UBS Global Asset Management - IFS
4. Full name of shareholder(s) (if different from 3):	Same as 3
5. Date of transaction (and date on which the threshold is crossed or reached if different):	31 July 2008
6. Date on which issuer notified:	4 August 2008
7. Threshold(s) that is/are crossed or reached:	Non notifiable Holdings

8: Notified Details
A: Voting rights attached to shares
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
IE 0030606259	30,181,099	30,181,099	Non notifiable Holdings	Non notifiable Holdings	Non notifiable Holdings	Non notifiable Holdings	Non notifiable Holdings

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)
Number of voting rights	Percentage of voting rights
Non notifiable Holdings	-

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
-

Proxy Voting:
10. Name of proxy holder:	UBS GAM on behalf of a number of asset management clients
11. Number of voting rights proxy holder will cease to hold:	-
12. Date on which proxy holder will cease to hold voting rights:	-

13. Additional information:	Bank of Ireland is making this notification on receipt of a notification from UBS Global Asset Management. under the Transparency (Directive 2004/109/EC) Regulations 2007.
14 Contact name:	John B. Clifford - Group Secretary
15. Contact telephone name:	+353 1 6043400

This information is provided by RNS
The company news service from the London Stock Exchange

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 5 August, 2008